Advisors Series Trust
c/o U.S. Bank Global Fund Services
2020 East Financial Way, Suite 100
Glendora, California 91741

September 8, 2023

Ms. Deborah O’Neal
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Advisors Series Trust (the “Trust”)
File Nos.: 333-17391 and 811-07959
Semper MBS Total Return Fund
Semper Short Duration Fund

Dear Ms. O’Neal:
This correspondence is being filed in response to comments the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on August 31, 2023, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 1128 which was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, and Amendment No. 1130 under the Investment Company Act of 1940, as amended, on Form N-1A on July 28, 2023 (SEC Accession No. 0000894189-23-005173). The purpose of PEA No. 1128 was to reflect the change in investment adviser to the Trust’s series: Semper MBS Total Return Fund and Semper Short Duration Fund (the “Funds”).
For your convenience, the Staff comment has been reproduced below with a response following the comment. Capitalized terms not otherwise defined have the same meaning as in the PEA.

Comment: Please consider whether the “Performance” section of the Prospectus should discuss the change in adviser and note the date of such change.

Response: The Trust responds by revising the relevant portion of the “Performance” sections of each Fund in the Prospectus to include the following note:
“Prior to September 26, 2023, the Fund had a different investment adviser.”
If you have any questions regarding the above responses, please do not hesitate to contact the undersigned at (626) 914-7363 or at elaine.richards@usbank.com.

Sincerely,

/s/Elaine E. Richards
Elaine E. Richards
Secretary
Advisors Series Trust